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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68033

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ODEON CAPITAL GROUP, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
750 LEXINGTON AVENUE, 27TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MATHEW VAN ALSTYNE 212-257-6975
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
LERNER & SIPKIN CPAs, LLP
(Name – *if individual, state last, first, middle name*)

132 NASSAU ST., SUITE 1023 (Address) NEW YORK, NY (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **MATHEW VAN ALSTYNE**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **ODEON CAPITAL GROUP, LLC**, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

Mathew Van Alstyne, Managing Partner

Title



Notary Public

Mark Dominguez, Notary Public
State of New York No. 01DO6052760
Qualified in Bronx County
Commission Expires Dec. 26, 2018

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' or Members' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ODEON CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS		
Cash and cash equivalents (Note 2)	$	1,616,596
Due from broker		2,036,411
Commissions receivable		97,471
Marketable securities (Note 2)		3,933,028
Non-marketable securities (Note 2)		9,495
Other assets (Note 6)		305,981
Total Current Assets		7,998,982
CAPITALIZED ASSETS, net of accumulated depreciation and amortization of $605,764 (Notes 2 & 5)		108,320
Total Assets	$	8,107,302

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Securities sold not yet purchased (Note 2)	$	764,602
Accounts payable and accrued expenses		2,690,624
Contingent liabilities (Note 8)		150,000
Total Liabilities		3,605,226
MEMBERS' EQUITY (Note 7)		4,502,076
Total Liabilities and Members' Capital	$	8,107,302

See accompanying notes and independent accountants' audit report.

ODEON CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

Note 1 - Nature of Business

Odeon Capital Group, LLC (The "Company") is a New York Limited Liability Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions son behalf of customers on a fuly disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expenses are recorded on a settlement date basis. There is no material difference between settlement date and trade date. Research income and investment banking income and related expenses are recorded at the time the services are provided.

b) Income Taxes

Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of the Company earnings for Federal and State income tax purposes. The accompanying financial statements have been adjusted to provide for unincorporated buiness tax based on Company income, if applicable.

c) Cash and Cash Equivalents

The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which at times may exceed Federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) Property and Equipment

Property, equipment and leasehold improvements are stated at cost. Depreciation is computed using the accelerated and straight-line depreciation methods over the estimated usefule lives ranging from 3 to 39 years. Organization expense is recorded at cost and is amortized in accordance with the straight-line method over 5 years.

Note 2 - Summary of Significant Accounting Policies (concluded)

e) Fair Value Measurements

The Company carries its investments at fair value. ASC 820, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell and asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

	Fair Value Measurements Using			
	Total	Quoted Price in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Debt Securities	$ 3,251,652	$ 3,242,157	$ -	$ 9,495
Equity Securities	$ 690,871	$ 690,871	$ -	$ -
Securities Sold Short	$ 764,602	$ 764,602	$ -	$ -

f) Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - Commitments and Contingencies

Office Lease

The Company rents its primary office space pursuant to a lease agreement expiring October 30, 2018, as well as a second office pursuant to a lease agreement expiring March 31, 2017 and one satellite office pursuant to a lease agreement expiring October 30, 2018.

The Company is also under lease with another office space which it no longer occupies. This lease agreement expires May 31, 2018. This space is occupied by a sublessee with the sublease expiring at the time the master lease expires.

Total rent expense for the year ended December 31, 2016 was $1,010,937.

Future minimum lease obligations under these leases are as follows:

Year	Amount
2017	1,214,165
2018	956,349
Total	$ 2,170,514

The Company established a standy letter of credit that expires on October 30, 2018 in the amount of $150,000, which is collateralized by a certificate of deposit secure to the lease.

Note 4 - Financial Statements with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to their obligations to the Company and the Company's ability to liquidate collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring cutomers to deposit additional collateral, or reduce positions, when necessary.

ODEON CAPITAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

Note 5 - Capitalized Assets

A summary of capitalized assets as of December 31, 2016 is as follows:

Furniture and fixtures and machinery and equipment	$ 411,880
Capital improvements	117,521
Organization costs	184,683
Total capitalized assets	714,084
Less: accumulated depreciation and amortization	(605,764)
Capitalized assets, net	$ 108,320

Depreciation and amortization expense charged to operations for the period ended December 31, 2016 was $48,093.

Note 6 - Related Party Transactions

Included in Other Assets is a $103,000 loan receivable from a partnership owned by partners of the Company. The loan has no payment terms and bears no interest.

Note 7 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital, both as defined, shall not exceed 1500%. At December 31, 2016, the Company had Net Capital of $2,169,254 which was $1,979,878 in excess of its required net capital of $189,376. The Company's net capital ratio was 130.95%.

Note 8 - Contingent Liabilities

In November 2015, the Company discovered potential fraud committed by a former employee. The Company proactively reported the fraud detection to all relevant authorities and parties. The Company has no asserted claims as of December 31, 2016 and management does not expect any claims against the Company.

A former employee of the Company initiated an arbitration claim against the Company on March 29, 2016. The claims asserted include violations of New York Labor Law for alleged failure to pay year-end bonuses or other compensation. The claim further alleges that the former employee was retaliated against in connection with his allegedly raising certain issues to the Company. The Statement of claim seeks in excess of $90,000. The Company believes these claims are without merit.

Note 8 - Contingent Liabilities (Concluded)

The Staff of FINRA's Enforcement Department has verbally advised the Company that it intends to pursue charges related to six transactions in real estate backed mortgage securities between June 2011 and August 2012. All but one transaction involves a former employee of the Company. FINRA has indictated that it believes that former employee made misleading statements to counterparties in connection with the transactions at issue. Preliminary discussion with the Staff indicate that they are seeking restitution of approximately $150,000 and fines and penalties of approximately $300,000. Odeon has countered with an offer of $150,000 and negotiations with the Staff are continuing. The $150,000 has been accrued in these financial statements.

Note 9 - Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2017 and February 23, 2017 which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Odeon Capital Group LLC
750 Lexington Avenue – 27th Fl
New York, NY 10022

We have audited the accompanying statement of financial condition of Odeon Capital Group LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Odeon Capital Group LLC as of December 31, 2016 in conformity with accounting principles generally accepted in the United States.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 24, 2017